UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

1847 HOLDINGS LLC
(Name of Issuer)

COMMON SHARES
(Title of Class of Securities)

28252B804
(CUSIP Number)

December 31, 2022
(Date of Event which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	28252B309

1.	NAMES OF REPORTING PERSONS Bevilacqua PLLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION District of Columbia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	285,067
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER	285,067
	8.	SHARED DISPOSITIVE POWER
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 285,067
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.99%(1)
12.	TYPE OF REPORTING PERSON PN

(1)	Based on 4,079,137 common shares of the Issuer outstanding as of November 11, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022.

CUSIP No.	28252B309

1.	NAMES OF REPORTING PERSONS Louis A. Bevilacqua
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	84,375
	6.	SHARED VOTING POWER	285,067
	7.	SOLE DISPOSITIVE POWER	84,375
	8.	SHARED DISPOSITIVE POWER	285,067
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 369,442
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.06%(1)
12.	TYPE OF REPORTING PERSON IN

(2)	Based on 4,079,137 common shares of the Issuer outstanding as of November 11, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022.

CUSIP No.	28252B309

Item 1.

(a)	Name of Issuer: 1847 Holdings LLC

(b)	Address of Issuer’s principal executive offices 590 Madison Avenue, 21st Floor, New York, NY 10022

Item 2.

(a)

Name of person filing:

This statement is being jointly filed by Bevilacqua PLLC, a District of Columbia professional limited liability company (“BPLLC”), and Louis A. Bevilacqua, an individual (together, the “Reporting Persons”).

(b)	Address of the principal business office or, if none, residence: The principal business address of each Reporting Person is 1050 Connecticut Avenue, NW, Suite 500, Washington, DC 20036.

(c)	Citizenship: BPLLC is a District of Columbia professional limited liability company. Mr. Bevilacqua is a United States citizen.

(d)	Title of class of securities: Common Shares

(e)	CUSIP No.: 28252B804

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No.	28252B309

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: BPLLC is the record holder of 285,067 common shares of the Issuer.

(b)

Percent of class:

The 285,067 common shares represent approximately 6.99% of the Issuer’s outstanding common shares based 4,079,137 common shares of the Issuer outstanding as of November 11, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:	0
	(ii)	Shared power to vote or to direct the vote:	285,067
	(iii)	Sole power to dispose or to direct the disposition of:	0
	(iv)	Shared power to dispose or to direct the disposition of:	285,067

(a)

Amount beneficially owned:

Mr. Bevilacqua is the record holder of 84,375 common shares of the Issuer. Mr. Bevilacqua is the Managing Member of BPLLC and has sole voting and dispositive power over the 285,067 common shares held by it. As a result, Mr. Bevilacqua may be deemed to be an indirect beneficial owner of the shares held directly by BPLLC. Mr. Bevilacqua disclaims beneficial ownership in such shares, except to the extent of his pecuniary interest therein.

(b)

Percent of class:

The 369,442 common shares beneficially owned by Mr. Bevilacqua represent approximately 9.06% of the Issuer’s outstanding common shares based 4,079,137 common shares of the Issuer outstanding as of November 11, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:	84,375
	(ii)	Shared power to vote or to direct the vote:	285,067
	(iii)	Sole power to dispose or to direct the disposition of:	84,375
	(iv)	Shared power to dispose or to direct the disposition of:	285,067

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Attached as Exhibit 1 hereto is a Joint Filing Agreement executed by each of the Reporting Persons.

CUSIP No.	28252B309

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2023	Bevilacqua PLLC

	By:	/s/ Louis A. Bevilacqua
	Name:	Louis A. Bevilacqua
	Title:	Managing Member

/s/ Louis A. Bevilacqua
Louis A. Bevilacqua

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common shares of 1847 Holdings LLC, and that this Agreement be included as an Exhibit to such joint filing.

Each of the undersigned acknowledges that each shall be responsible for the timely filing of any statement (including amendments) on Schedule 13G, and for the completeness and accuracy of the information concerning him, her, or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons making such filings, except to the extent that he, she, or it knows or has reason to believe that such information is inaccurate.

Dated: February 13, 2023	Bevilacqua PLLC

	By:	/s/ Louis A. Bevilacqua
	Name:	Louis A. Bevilacqua
	Title:	Managing Member

/s/ Louis A. Bevilacqua
Louis A. Bevilacqua